UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

AMERICAN ENVIRONMENTAL ENERGY, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

02566W101

(CUSIP Number)

Richard W. Jones

Jones & Haley, P.C.

750 Hammond Drive

Building 12, Suite 100

Atlanta, Georgia 3034-1238

(770) 804-0500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 6, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02566W101	13D	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Dr. Wenyi Yu
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 54,374,100
	8.	SHARED VOTING POWER 290,000
	9.	SOLE DISPOSITIVE POWER 54,374,100
	10.	SHARED DISPOSITIVE POWER 290,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,612,422
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54,860%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 02566W101	13D	Page 3 of 5 Pages

Item 1.  Security and Issuer.

This Schedule 13D relates to the common stock of American Environmental Energy, Inc., (“AEEI”) a Nevada corporation (the “Issuer”). The address of the principal executive office of the Issuer is 211E 43rd Street, Suite 728, New York, New York 10017.

Item 2.  Identity and Background.

(a) Name: Dr. Wenyi Yu

(b) Residence address: 1319, Rockland Avenue, Staten Island, New York, 10314

(c) Principal Occupation: Teacher/Manager

(d) Criminal Convictions: N/A

(e) Civil Proceeding: YES; Administrative Proceedings: N/A

(f) Citizenship: China

Item 3.  Source or Amount of Funds or Other Consideration.

The Reporting Person acquired the share of common stock of AEEI through the purchase of such shares from prior shareholders using personal funds.

Item 4.  Purpose of Transaction.

The Reporting Person acquired his beneficial ownership in shares as described in Item 3 above. Except as indicated below, the Reporting Person has no plans or proposals which relate to, or may result in, any of the matters listed in item 4(a)-(j) of the Schedule 13D, including:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

The reporting person may acquire additional shares through purchases in the open market.

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

The reporting person may merge with another entity.

CUSIP No. 02566W101	13D	Page 4 of 5 Pages

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e)	Any material change in the present capitalization or dividend policy of the Issuer;
(f)	Any other material change in the issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;
(g)	Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
(j)	Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

(a)       The Reporting Person is the direct beneficial owner of 54,374,100 (54.621%) of the shares of common stock of the Issuer (the "Shares"). The percentage of the outstanding shares is calculated based upon 99,548,684 shares of common stock outstanding as of August 15, 2018.

(b)       The Reporting Person has the sole power to vote and direct the disposition of 53,374,101 Shares.

(c)       Except as otherwise disclosed herein, during the past 60 days the Reporting Person has not effected any transactions in the common stock of the Issuer.

(d)       No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Person is not a party to any contracts, arrangements, understandings or relationships (legal or otherwise) with any other person or any person with respect to securities of the Issuer, including but not limited to transfer or voting of any securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division or profits or loss or the giving or withholding of proxies.

Item 7.  Material to Be Filed as Exhibits.

None.

CUSIP No. 02566W101	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COMPANY NAME

/s/ Wenyi Yu Insert Name

Individually Insert Title

August 29, 2018 Insert Date